SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)1/

                             SAMSONITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    79604v105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019
                       Attention: Hugh T. McCormick, Esq.

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 29, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing parson has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 130, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


--------
         1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of __ Pages

CUSIP No. 79604v105                   13D                     Page 2 of 13 Pages
--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Artemis American Partnership

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|
     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

                     OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                             |_|

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware

                               7      SOLE VOTING POWER
       NUMBER OF                          0
        SHARES
     BENEFICIALLY              8      SHARED VOTING POWER
       OWNED BY                           1,778,523 shares of Common Stock
         EACH
       REPORTING               9      SOLE DISPOSITIVE POWER
      PERSON WITH                         0

                              10      SHARED DISPOSITIVE POWER
                                          1,779,523 shares of Common Stock

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,779,523 shares of Common Stock

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.9%

    14      TYPE OF REPORTING PERSON*

                     PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79604v105                   13D                     Page 3 of 13 Pages
--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Artemis Finance SNC
     2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|
     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

                     OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                             |_|

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     France

                               7      SOLE VOTING POWER
       NUMBER OF                          0
        SHARES
     BENEFICIALLY              8      SHARED VOTING POWER
       OWNED BY                           1,778,523 shares of Common Stock
         EACH
       REPORTING               9      SOLE DISPOSITIVE POWER
      PERSON WITH                         0

                              10      SHARED DISPOSITIVE POWER
                                          1,779,523 shares of Common Stock

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,779,523 shares of Common Stock

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.9%

    14      TYPE OF REPORTING PERSON*

                     HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79604v105                   13D                     Page 4 of 13 Pages
--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Artemis

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|
     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

                     OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                             |_|

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     France

                               7      SOLE VOTING POWER
       NUMBER OF                          0
        SHARES
     BENEFICIALLY              8      SHARED VOTING POWER
       OWNED BY                           1,779,523 shares of Common Stock
         EACH
       REPORTING               9      SOLE DISPOSITIVE POWER
      PERSON WITH                         0

                              10      SHARED DISPOSITIVE POWER
                                          1,779,523 shares of Common Stock

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,779,523 shares of Common Stock

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     16.9%

    14      TYPE OF REPORTING PERSON*

                     HC; CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED
--------------------------------------------------------------------------------


Item 1.  Security and Issuer.

     This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.  Identity and Background

     This Schedule 13D is being filed jointly on behalf of Artemis America Partnership ("Artemis America"); Artemis Finance SNC ("Artemis Finance") and Artemis ("Artemis", and together with Artemis America and Artemis Finance, the "Reporting Persons").

     Artemis America are principally engaged in making and holding investments in U.S. commercial and industrial businesses. The general partners of Artemis America are Artemis Finance and Artemis, both of which are holding companies principally engaged in directly and indirectly making and holding investments in French and foreign businesses. The directors of Artemis are Francois Pinault, Patricia Barbizet, Francois-Jean Pinault, Jean-Louis de Roux, and John Ryan.

     The principal offices of Artemis America is c/o RL&F Services Corporation, One Rodney Square, Wilmington, Delaware 19801. The principal offices of Artemis Finance and Artemis is 5 Boulevard de Latour Maubourg, 75007 Paris, France.

     Set forth in Appendix A attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, none of the Reporting Persons, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               Page 5 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     See the information set forth under "Item 4. Purpose of the Transaction."

Item 4.  Purpose of Transaction.

     This  filing is being  made in  connection  with the  transfer  to  Artemis
America, effective as of July 29, 1999, of voting rights with respect to 1,778,523 shares of Common Stock currently held by Lion Advisors, L.P. ("Lion") in a managed account on behalf of Artemis America (the "Transferred Shares"). These shares will remain subject to the incentive fee provisions and other terms set forth in the Management Agreement relating to such account. Artemis first acquired voting rights with respect to shares of Common Stock on July 29, 1999.

     The Issuer, Artemis America and Apollo Investment Fund, L.P. ("AIF"), [an affiliate of Lion,] entered into a Stockholders Agreement dated as of July 13, 1999 (the "Stockholders Agreement"), pursuant to which AIF and Artemis America have agreed to vote all shares of voting stock owned by them (including the Transferred Shares) to ensure the election to the Board of Directors of the Issuer of: (i) the Chief Executive Officer of the Issuer; (ii) three designees of AIF; (iii) one designee of Artemis America and, if requested at any time by Artemis America, a second designee of Artemis America; and (iv) four individuals not designated by AIF or Artemis America. Pursuant to the Stockholders Agreement, if the number of shares of voting stock of the Issuer owned by AIF and its affiliates shall be less than 50% of the number of shares of voting stock of the Issuer owned by Artemis America and its affiliates, then Artemis America shall have the right to designated three directors and AIF shall have the right to designate two directors. If AIF or Artemis America ceases to own at least 25% of the shares of Common Stock now owned by such shareholder (including shares of Common Stock underlying the Convertible Preferred Stock (as defined below) and shares acquired pursuant to the Backstop Arrangement (as defined below)), such shareholder would no longer have the right to designate any directors.

     Pursuant to the Stockholders Agreement, AIF and Artemis America each have the right (a "tagalong right") to participate on a pro rata basis (based upon the number of shares of voting stock owned by each party) in any sale of shares of voting stock owned by the other party.

     Pursuant to the Stockholders Agreement, AIF and Artemis America each has agreed to vote, and to cause its affiliates to vote, all shares in excess of its Applicable Percentage of the number of shares of voting stock outstanding pro rata with all other shares of voting stock outstanding. "Applicable Percentage" for Artemis America (or AIF, as applicable) means the product of (a) 34% and (b) the percentage of the total number of shares owned by Artemis America, AIF and their affiliates that are owned by Artemis America and its affiliates (or AIF and its affiliates, as applicable).

     In addition, Artemis America and AIF entered a letter agreement dated as of July 13, 1999 (the "Letter Agreement"), pursuant to which Artemis America has agreed (i) to acquire from AIF 50% of the shares of Convertible Preferred Stock acquired by AIF pursuant to the Investment Agreement described below, and (ii) to purchase 50% of any shares required to be purchased by AIF pursuant to the Backstop Arrangement described below.

                               Page 6 of 13 Pages

     On April 14, 1999, AIF purchased from the Issuer 1,000 shares of Series Z Convertible Preferred Stock, par value S.01 per share, of the Issuer (the "Convertible Preferred Stock") for an aggregate purchase price of $25,410,000. The Convertible Preferred Stock was purchased pursuant to an Investment Agreement dated as of April 7, 1999 (the "Investment Agreement") between AIF and the Issuer.

     The following is a description of certain terms of the Convertible Preferred Stock:

     Conversion. Each share of Convertible Preferred Stock is convertible into the number of shares of Common Stock determined by dividing (a) $25,410 by (b) the Conversion Price then in effect, Shares of Convertible Preferred Stock will first become convertible into shares of Common Stock upon satisfaction of all applicable legal and regulatory requirements and consummation of the Issuer's rights offering pursuant to which the Issuer proposes to distribute transferable rights to purchase up to $75,000,000 of its Common Stock (the "Rights Offering").

     The initial Conversion Price is $6.00. In accordance with the Certificate of the Designations, Powers, Preferences and Rights of Series Z Convertible Preferred Stock relating to the Convertible Preferred Stock (the "Certificate of Designations"), the Conversion Price will be adjusted to equal the per share subscription price in the Rights Offering. The Conversion Price is subject to certain anti-dilution provisions as set forth in the Certificate of Designations.

     Dividends. The amount of dividends payable in respect of each share of Convertible Preferred Stock is equal to the product of (a) the number of shares of Common Stock into which such share of Convertible Preferred Stock -is convertible, and (b) the amount of dividends declared and paid on each share of Common Stock.

     Liquidation Preference. After payment to the holders of the outstanding shares of any class having preference over the Convertible Preferred Stock of any preferential amounts, holders of Convertible Preferred Stock are entitled to share ratably with the holders of the Common Stock in the remaining assets of the Issuer on the basis that such holders would share if all outstanding shares of Convertible Preferred Stock were then converted into Common Stock.

     Mandatory Redemption. Subject to satisfaction of all applicable legal and regulatory requirements and completion, termination or abandonment of the Rights Offering, the Company has the right to redeem the shares of Convertible Preferred Stock, in whole or in part, at any time in exchange for Common Stock. The number of shares of Common Stock issuable upon redemption shall equal the result obtained by dividing (a) $2 5,410, by (b) the Conversion Price in effect on the redemption date.

     Mandatory Conversion. Upon satisfaction of all legal and regulatory requirements and completion, termination or abandonment of the Rights Offering, if any holder of Convertible Preferred Stock transfers beneficial ownership of any shares of Convertible Preferred Stock to any third party not affiliated with such holder, all such shares of Convertible Preferred Stock so transferred are automatically deemed converted into Common Stock at the then applicable Conversion Price.


                               Page 7 of 13 Pages

     Voting Rights. The holders of Convertible Preferred Stock have no voting rights except (i) as required by law, and (ii) that the holders of Convertible Preferred Stock have the right to vote as a separate single class upon the occurrence of certain events as set forth in the Certificate of Designations.

     Pursuant to the Investment Agreement, AIF has agreed that if the Rights Offering is not fully subscribed by stockholders of the Issuer, AIF will purchase additional shares of Common Stock at the same price per share at which shares were offered in the Rights Offering, up to a maximum additional subscription by AIF of $12,090,000 (the "Backstop Arrangement").

     Pursuant to a Registration Rights Agreement dated as of April 7, 1999 (the "Registration Rights Agreement") between the Issuer and AIF, the Issuer has granted to AIF and its affiliates and designees demand registration rights with respect to shares of Common Stock owned by AIF, including shares of Common Stock that may be acquired upon conversion of Convertible Preferred Stock. In the Letter Agreement, AIF has designated Artemis America the holder of at least one demand registration right under the Registration Rights Agreement.

     Except with respect to the transactions described herein, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the matters set forth in (a) through 0) of Item 4 to Schedule 13D.

     The Reporting Persons retain the right to change their investment intent, to propose one or more possible, transactions to the Issuer's board, to acquire additional shares of Convertible Preferred Stock, Common Stock or other securities of the Issuer from time to time or to sell or otherwise dispose of all or part of the Convertible Preferred Stock, Common Stock or such other securities of the Issuer owned by them from time to time in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

     The foregoing response to this Item 4 is qualified in Its entirety by reference to the Investment Agreement, the Certificate of Designations, the Letter Agreement, the Stockholders Agreement and the Registration Rights Agreement, the full texts of which are filed as Exhibits 1, 2, 3, 4 and 5, respectively, hereto and incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

     (a) Artemis America beneficially owns an aggregate of 1,778,523 shares of Common Stock in the account managed by Lion. Lion retains certain rights of disposition and financial interests in the Transferred Shares. Artemis Finance and Artemis as general partners of Artemis America may be deemed to be the beneficial owners of the shares owned by Artemis America. This represents approximately 16.9% of the number of shares of Common Stock outstanding.

     As a result of the Stockholders Agreement described in Item 4 above, the Reporting Persons and AIF may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the

                               Page 8 of 13 Pages
purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock other than the Transferred Shares, including and shares of Common Stock beneficially owned by AIF or any other party and further disclaim the existence of a group.

     (b) The Reporting Persons may be deemed to have shared dispositive power with respect to 1,778,523 shares of Common Stock.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The information set forth in Item 4 above is hereby incorporated by reference.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT 1. Investment Agreement dated as of April 7, 1999 between AIF and the Issuer.*

EXHIBIT 2.     Certificate of the Designations,  Powers,  Preferences and Rights
               of  Series  Z  Convertible   Preferred   Stock  relating  to  the
               Convertible Preferred Stock.**

EXHIBIT 3. Letter Agreement dated July 13, 1999 between AIF and Artemis America.***

EXHIBIT 4. Stockholders Agreement dated as of July 13, 1999 among the Issuer, AH and Artemis America.****

EXHIBIT 5. Registration Rights Agreement dated as of April 7, 1999 between the Issuer and AIF.*****




* Incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form I O-Q for the three months ended April 30, 1999.

** Incorporated by reference to Exhibit 10. 3 to the Issuer's Quarterly Report on Form I O-Q for the three months ended April 30, 1999.

*** Incorporated by reference to Exhibit 3 of the Form 13D filed by AIF on August 4, 1999.


                               Page 9 of 13 Pages

**** Incorporated by reference to Exhibit 4 of the Form 13D filed by AIF on August 4, 1999.

*****Incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.



                               Page 10 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 1999

                                       ARTEMIS AMERICA PARTNERSHIP

                                       By:    Artemis, General Partner


                                       By:     /s/ Emmanuel Cueff
                                              Name:  Emmanuel Cueff
                                              Title: General Secretary

                                       ARTEMIS FINANCE SNC

                                       By:    Artemis, Managing General Partner


                                       By:     /s/ Emmanuel Cueff
                                              Name:  Emmanuel Cueff
                                              Title: General Secretary


                                       ARTEMIS

                                       By:     /s/ Emmanuel Cueff
                                              Name:  Emmanuel Cueff
                                              Title: General Secretary



                               Page 11 of 13 Pages

                              APPENDIX A TO ITEM 2

     The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons.

     The general partners of Artemis America are Artemis Finance and Artemis. The managing general partner of Artemis Finance is Artemis.

     The directors and executive officers of Artemis are Francois Pinault, Chairman; Patricia Barbizet, Directors and Co-Chief Executive Officer; Francois-Jean Pinault, Director and Co-Chief Executive Officer; Jean Louis de Roux, Director; and John Ryan, Director. Mr. Ryan is a U.S. citizen. All of the other directors and officers listed above are French citizens. The business address for each of the above directors and officers is 5 Boulevard de Latour Mauborg, 75007, Paris, France.



                               Page 12 of 13 Pages

                                  EXHIBIT INDEX


EXHIBIT 1. Investment Agreement dated as of April 7, 1999 between AIF and the Issuer.*

EXHIBIT 2.     Certificate of the Designations,  Powers,  Preferences and Rights
               of  Series  Z  Convertible   Preferred   Stock  relating  to  the
               Convertible Preferred Stock.**

EXHIBIT 3. Letter Agreement dated July 13, 1999 between AIF and Artemis America.***

EXHIBIT 4. Stockholders Agreement dated as of July 13, 1999 among the Issuer, AH and Artemis America.****

EXHIBIT 5. Registration Rights Agreement dated as of April 7, 1999 between the Issuer and AIF.*****




* Incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form I O-Q for the three months ended April 30, 1999.

** Incorporated by reference to Exhibit 10. 3 to the Issuer's Quarterly Report on Form I O-Q for the three months ended April 30, 1999.

*** Incorporated by reference to Exhibit 3 of the Form 13D filed by AIF on August 4, 1999.

**** Incorporated by reference to Exhibit 4 of the Form 13D filed by AIF on August 4, 1999.

*****Incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-Q for the three months ended April 30, 1999.



                               Page 13 of 13 Pages